                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                   KNOLL, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   498904-10-4
                                 (CUSIP Number)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:

       Patrick A. Milberger                               Michael A. Schwartz
            Knoll, Inc.                                Willkie Farr & Gallagher
         1235 Water Street                                787 Seventh Avenue
East Greenville, Pennsylvania 18041                    New York, New York 10019
          (215) 679-1335                                    (212) 728-8000


                                 March 23, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]



                         Continued on following page(s)
                               Page 1 of 26 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 2 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.                      I.D. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              20,709,922
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,709,922
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,709,922
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 3 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                272,034
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              20,709,922
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                272,034
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,709,922
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,981,956
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 4 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC                     I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              20,709,922
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,709,922
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,709,922
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 5 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Burton B. Staniar                           I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,187,927
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,187,927
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,187,927
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 6 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John H. Lynch                                I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                815,079
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                815,079
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            815,079
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 7 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Andrew B. Cogan                                I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                382,931
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                382,931
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            382,931
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 8 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kathleen G. Bradley                           I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                276,265
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                276,265
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            276,265
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 498904-10-1                                         Page 9 of 26 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Douglas J. Purdom                                   I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                333,512
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                333,512
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            333,512
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 498904-10-1                                        Page 10 of 26 Pages
---------------------                                        -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Carl G. Magnusson                               I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                32,911
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                32,911
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            32,911
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 498904-10-1                                        Page 11 of 26 Pages
---------------------                                        -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Patrick A. Milberger                             I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                49,386
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                49,386
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            49,386
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 498904-10-1                                        Page 12 of 26 Pages
---------------------                                        -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Barbara E. Ellixson                              I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                50,403
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                50,403
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            50,403
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 498904-10-1                                        Page 13 of 26 Pages
---------------------                                        -------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Barry L. McCabe                                   I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                128,589
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH

                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                128,589
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            128,589
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is filed on behalf of Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co. and E.M. Warburg, Pincus & Co., LLC (collectively, the "Warburg Reporting Persons") and on behalf of Burton B. Staniar, John H. Lynch, Andrew B. Cogan, Kathleen G. Bradley, Douglas J. Purdom, Carl G. Magnusson, Patrick A. Milberger, Barbara E. Ellixson and Barry L. McCabe (the "Management Reporting Persons" and, together with the Warburg Reporting Persons, the "Reporting Persons"), pursuant to Rule 13d-1(k)(1). With respect to the Warburg Reporting Persons, this Schedule 13D replaces the Schedule 13G filed by the Warburg Reporting Persons on February 9, 1998 and amended on April 9, 1998, May 5, 1998 and January 31, 1999 (the "13G Filings"). This Schedule 13D is being filed to reflect certain events which occurred on March 23, 1999, as required under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $.01 par value per share ("Common Stock"), of Knoll, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1235 Water Street, East Greenville, Pennsylvania 18041.

Item 2.  Identity and Background.

     (a), (b) and (c) This statement is filed by Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg, Pincus & Co., a New York partnership ("WP"), and E. M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), together with Burton B. Staniar, John H. Lynch, Andrew B. Cogan, Kathleen G. Bradley, Douglas J. Purdom, Carl G. Magnusson, Patrick A. Milberger, Barbara E. Ellixson and Barry L. McCabe. WP is the sole general partner of WPV, and EMW manages WPV.

     WPV's principal business is making venture capital and related investments. The principal business of WP is serving as general partner of WPV and other affiliates. The principal business of EMW is serving as investment manager of WPV and other affiliates. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of WPV as the general partner. The general partners of WP and the members of EMW are described in Schedule I hereto.

     The principal office of the Warburg Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     The principal occupation of each of the Management Reporting Persons is as an executive officer and, in certain cases, a director, of the Issuer, as set forth below. The principal office of each of the Management Reporting Persons is c/o Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041.

     Name                     Position with the Issuer

     Burton B. Staniar        Chairman of the Board
     John H. Lynch            President, Chief Executive Officer and Director


                               Page 14 of 26 Pages

     Andrew B. Cogan          Executive Vice President -- Marketing and Product
                                   Development and Director
     Kathleen G. Bradley      Executive Vice President -- Sales, Distribution
                                   and Customer Service
     Douglas J. Purdom        Senior Vice President and Chief Financial Officer
     Carl G. Magnusson        Senior Vice President -- Design
     Patrick A. Milberger     Vice President, General Counsel and Secretary
     Barbara E. Ellixson      Vice President -- Human Resources
     Barry L. McCabe          Vice President, Controller and Treasurer

     (d) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I, each individual with respect to whom information is provided in response to this Item is a citizen of the United States of America.

Item 3.  Sources and Amounts of Funds or Other Consideration

     As further described below, the Reporting Persons purchased and otherwise acquired their shares of Common Stock in connection with the formation and organization of the Issuer in February 1996 and upon conversion of shares of the Issuer's convertible preferred stock in connection with the Issuer's initial public offering in May 1997. Additionally, the shares of Common Stock owned by the Management Reporting Persons include shares (i) issued pursuant to the Issuer's 1996 and 1997 Stock Incentive Plans, (ii) purchased pursuant to the Issuer's Employee Stock Purchase Plan or (iii) purchased in open market transactions.

     In February 1996, the Warburg Reporting Persons paid an aggregate of approximately $52.8 million for their shares of Common Stock (including for the convertible preferred stock converted to Common Stock as described above). The Management Reporting Persons paid (i) an aggregate of approximately $3.3 million for their shares of Common Stock (including for the convertible preferred stock converted to Common Stock) in connection with the formation and organization of the Issuer in February 1996, (ii) an aggregate of approximately $41,000 for their shares of Common Stock purchased under the Employee Stock Purchase Plan and (iii) an aggregate of approximately $17,000 for their shares of Common Stock purchased on the open market. In addition, the Management Reporting Persons have received an aggregate of 2,463,028 shares of Common Stock pursuant to restricted stock grants under the Issuer's 1996 and 1997 Stock Incentive Plans. The purchase price for the shares of


                               Page 15 of 26 Pages

Common Stock (including such convertible preferred stock) purchased by the Warburg Reporting Persons was funded through WPV's working capital, and the purchase price paid by the Management Reporting Persons was funded through their personal funds.

     As more fully described in Item 4 below, on March 23, 1999, the Reporting Persons offered to purchase (the "Purchase") all outstanding shares of Common Stock not owned by the Reporting Persons for a cash purchase price of $25.00 per share. The Reporting Persons contemplate that certain of the Management Reporting Persons may sell, prior to or upon the consummation of the Purchase, up to 50% of each such person's current aggregate holdings. Based on 40,618,778 shares of Common Stock outstanding as of March 24, 1999, the Reporting Persons estimate that the aggregate purchase price to be paid in the Purchase will be approximately $450 million.

     The Reporting Persons currently expect to finance the Purchase and related expenses through the borrowing of funds.

Item 4.  Purpose of Transaction.

     On March 23, 1999, the Reporting Persons offered to purchase all outstanding shares of Common Stock not owned by the Reporting Persons for a cash price of $25.00 per share. The offer represents an approximate 64% premium over the closing market price of the Common Stock on March 23, 1999 of $15.25 per share, and will enable all of the Issuer's public stockholders (except the Management Reporting Persons) to receive cash for all of their shares of Common Stock. Upon completion of the Purchase, the Common Stock will cease to be listed on the New York Stock Exchange and will be deregistered under the Exchange Act.

     The consummation of the Purchase, if approved by the Board of Directors of the Issuer, is subject to approval by the Board of Directors and stockholders of the Issuer, as well as to the receipt of financing, the execution of a definitive merger agreement and other conditions customary in a transaction of this type. The Issuer has appointed a Special Committee of its Board comprised of independent directors to consider the proposed Purchase.

     The Reporting Persons currently expect that the Purchase will be effected by a newly formed acquisition vehicle ("Newco") to which the Warburg Reporting Persons will contribute all of the shares of Common Stock held by them and to which the Management Reporting Persons will contribute at least an aggregate of 50% of each such person's current aggregate holdings. Additionally, the Reporting Persons intend to permit certain additional members of the Issuer's management to contribute shares of Common Stock held by them to Newco. As of March 24, 1999, the Reporting Persons own approximately 60% of the outstanding Common Stock.


                               Page 16 of 26 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) The information in this Item 5(a) and (b) is given as of the date hereof and is based on 40,618,778 shares of outstanding Common Stock.(1)

     (i) As of March 31, 1999, WPV directly owned 20,709,922 shares of Common Stock, and WP directly owned 272,034 shares of Common Stock. WP is the sole general partner of WPV and EMW manages WPV; accordingly, WPV and EMW each may be deemed to beneficially own the shares of Common Stock held by WPV. Additionally, WP may be deemed to beneficially own 674,399 shares of Common Stock held by its asset management affiliate, Warburg Pincus Asset Management, Inc., which WP may be deemed to control. WP disclaims beneficial ownership of such shares, for purposes of the Exchange Act or otherwise. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of WPV as the general partner.

     WPV, WP and the Issuer have entered into a Voting Agreement, dated September 11, 1998, pursuant to which WPV and WP agreed that if, as the result of share repurchases by the Issuer, their holdings of voting common stock exceed 49.9% of the outstanding voting common stock of the Issuer, then WPV and WP will not cast a vote on any proposal as to which a vote is taken in excess of 49.9% of the total number of votes that may be cast on such proposal. Accordingly, as of March 24, 1999, the aggregate number of shares owned by WPV and WP which may be voted by them pursuant to the Voting Agreement is 20,256,770.

     Each person identified in this statement as a Warburg Reporting Person expressly disclaims any beneficial interest in the above-stated shares or in the shares of the Management Reporting Persons, except for those shares which are stated to be owned by such person and except to the extent of such person's inclusion in the group which, as a result of its formation, has acquired beneficial interest in such shares.

     (ii) The Management Reporting Persons beneficially own an aggregate of 3,257,003 shares of Common Stock. This amount includes options to purchase an aggregate of 90,346 shares of Common Stock, which options are either presently exercisable or become exercisable within 60 days of the date hereof. Each person identified in this statement as a Management Reporting Person expressly disclaims any beneficial interest in the above-stated shares, including the shares of the Warburg Reporting Persons, except for those shares which are stated to be owned by such person and except to the extent of such person's inclusion in the group which, as a result of its formation, has acquired beneficial interest in such shares.

     (c) Attached hereto as Schedule 5(c) is a schedule of transactions in the Common Stock within the past 60 days by the persons named in Item 5(a) and (b) above.

     (d) N/A

     (e) N/A

----------
(1) Pursuant to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.


                               Page 17 of 26 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons may be deemed to have formed a "group" for purposes of Rule 13d-5(b)(1) under the Exchange Act to consummate the Purchase, as described herein. The Reporting Persons have entered into a mutual understanding to proceed in good faith towards written agreements with respect to the formation and governance of Newco, the final terms of the proposed Purchase and related matters.

     Based on discussions between the Warburg Reporting Persons and the Management Reporting Persons, prior to the consummation of the Purchase and depending on the circumstances, certain Management Reporting Persons may sell up to 50% of each such person's current aggregate holdings.

     WPV, WP and the Issuer entered into a Voting Agreement dated September 11, 1998 pursuant to which WPV and WP agreed that if, as the result of share repurchases by the Issuer, their aggregate holdings of voting common stock exceed 49.9% of the then outstanding voting common stock of the Issuer, then WPV and WP will not cast a vote on any proposal as to which a vote is taken in excess of 49.9% of the total number of votes that may be cast on such proposal.

     In connection with the Issuer's organization and capitalization, the Issuer, WPV, the Management Reporting Persons and certain other persons holding Common Stock and Preferred Stock entered into a Stockholders Agreement (Common Stock and Preferred Stock), dated as of February 29, 1996. Under such Agreement, as currently in effect, the parties agreed to take all action to cause the Board of Directors of the Issuer to consist of four persons appointed by WPV, Burton
B. Staniar and John H. Lynch (two of the Management Reporting Persons). In addition, under the Agreement, the Company agreed to provide WPV and the other parties thereto with certain registration rights.

     Also, in connection with the organization and capitalization of the Issuer, the Issuer, WPV, the Management Reporting Persons and certain other persons holding Restricted Shares entered into a Stockholders Agreement (Restricted Shares), dated as of February 29, 1996. Such Agreement, as currently in effect, requires certain of the holders of shares of Common Stock issued under the Issuer's 1996 Stock Incentive Plan to provide the Issuer's Board of Directors with 5 business days notice prior to the transfer of such shares, with certain exceptions. In addition, under the Agreement, the Company agreed to provide such holders with certain registration rights.


                               Page 18 of 26 Pages

Item 7.  Material to be Filed as Exhibits.

EXHIBIT A      Agreement to file Joint Statement on Schedule 13D (filed
               herewith).

EXHIBIT B      Letter of Warburg, Pincus Ventures, L.P. to the Board of
               Directors of Knoll, Inc., dated March 23, 1999 (incorporated by reference from the Issuer's Current Report on Form 8-K (File No.
               001-12907) filed on March 24, 1999).

EXHIBIT C      Voting Agreement, dated September 11, 1998, by and among Knoll,
               Inc., Warburg, Pincus Ventures, L.P. and Warburg, Pincus & Co.
               (incorporated by reference from the Issuer's Annual Report on Form 10-K for the year ended December 31, 1998 (File No.
               001-12907) filed on March 31, 1999).

EXHIBIT D      Stockholders Agreement (Common Stock and Preferred Stock), dated as of February 29, 1996, among the Issuer, WPV and the other signatories thereto (incorporated by reference from the Issuer's
               Annual Report on Form 10-K for the year ended December 31, 1996
               (File No. 333-02972) filed on March 29, 1997).

EXHIBIT E      Stockholders Agreement (Restricted Shares), dated as of February
               29, 1996, among the Issuer, WPV and the other signatories thereto
               (incorporated by reference from the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 (File No.
               333-02972) filed on March 29, 1997).


                               Page 19 of 26 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of the 2nd day of April 1999.

                                    WARBURG, PINCUS VENTURES, L.P.

                                    By: Warburg, Pincus & Co., General Partner

                                    By: /s/ Stephen Distler
                                        ------------------------
                                    Name:  Stephen Distler
                                    Title: Partner


                                    WARBURG, PINCUS & CO.



                                    By: /s/ Stephen Distler
                                        ------------------------
                                    Name:  Stephen Distler
                                    Title: Partner


                                    E. M. WARBURG, PINCUS & CO., LLC



                                    By: /s/ Stephen Distler
                                        ------------------------
                                    Name:  Stephen Distler
                                    Title: Member



                                    /s/ Burton B. Staniar
                                    ----------------------------
                                    Burton B. Staniar



                                    /s/ John H. Lynch
                                    ----------------------------
                                    John H. Lynch



                                    /s/ Andrew B. Cogan
                                    ----------------------------
                                    Andrew B. Cogan



                               Page 20 of 26 Pages

                                    /s/ Kathleen G. Bradley
                                    ----------------------------
                                    Kathleen G. Bradley



                                    /s/ Douglas J. Purdom
                                    ----------------------------
                                    Douglas J. Purdom



                                    /s/ Carl G. Magnusson
                                    ----------------------------
                                    Carl G. Magnusson



                                    /s/ Patrick A. Milberger
                                    ----------------------------
                                    Patrick A. Milberger



                                    /s/ Barbara E. Ellixson
                                    ----------------------------
                                    Barbara E. Ellixson



                                    /s/ Barry L. McCabe
                                    ----------------------------
                                    Barry L. McCabe



                               Page 21 of 26 Pages

                                  SCHEDULE 5(c)

                           SCHEDULE OF TRANSACTIONS IN
                        COMMON STOCK IN THE PAST 60 DAYS



1) On February 8, 1999, John H. Lynch gifted 2,640 shares of Common Stock to three family trusts. Mr. Lynch does not control, and is not a beneficiary of, such trusts, and disclaims beneficial ownership of any shares of Common Stock owned by such trusts for purposes of the Exchange Act or otherwise.

2) On March 31, 1999, 774 shares of Common Stock were automatically purchased for Carl G. Magnusson pursuant to the provisions of the Issuer's Employee Stock Purchase Plan at a purchase price of $24.31 per share.





                               Page 22 of 26 Pages

                                   SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             Present Principal Occupation in Addition to
                             Position with WP, and Positions with the
Name                         Reporting Entities
----                         -------------------------------------------

Joel Ackerman                Managing Director and Member, EMW
Alvaro J. Aguirre            Managing Director and Member, EMW
Harold Brown                 Senior Managing Director and Member, EMW
W. Bowman Cutter             Managing Director and Member, EMW
Elizabeth B. Dater           Managing Director and Member, EMW
Cary J. Davis                Managing Director and Member, EMW
Stephen Distler              Managing Director, Member and Treasurer, EMW
Harold W. Ehrlich            Managing Director and Member, EMW
Kyle F. Frey                 Managing Director and Member, EMW
John L. Furth                Managing Director and Member, EMW
Stewart K.P. Gross           Managing Director and Member, EMW
Patrick T. Hackett           Managing Director and Member, EMW
Jeffrey A. Harris            Managing Director and Member, EMW
William H. Janeway           Managing Director and Member, EMW
Robert Janis                 Managing Director and Member, EMW
Douglas M. Karp              Managing Director and Member, EMW
Charles R. Kaye              Managing Director and Member, EMW
Henry Kressel                Managing Director and Member, EMW
Joseph P. Landy              Managing Director and Member, EMW
Sidney Lapidus               Managing Director and Member, EMW
Kewsong Lee                  Managing Director and Member, EMW
Reuben S. Leibowitz          Managing Director and Member, EMW
S. Joshua Lewis              Managing Director and Member, EMW
Scott T. Lewis               Managing Director and Member, EMW
David E. Libowitz            Managing Director and Member, EMW
Brady T. Lipp                Managing Director and Member, EMW
Stephen J. Lurito            Managing Director and Member, EMW
Lynn S. Martin               Managing Director and Member, EMW
Nancy Martin                 Managing Director and Member, EMW
Edward J. McKinley           Managing Director and Member, EMW


                               Page 23 of 26 Pages

Rodman W. Moorhead III       Senior Managing Director and Member, EMW
Maryanne Mullarkey           Managing Director and Member, EMW
Howard H. Newman             Managing Director and Member, EMW
Gary D. Nusbaum              Managing Director and Member, EMW
Sharon B. Parente            Managing Director and Member, EMW
Dalip Pathak                 Managing Director and Member, EMW
Lionel I. Pincus             Chairman of the Board, CEO, and
                             Managing Member, EMW; and Managing
                             Partner, Pincus & Co.
Eugene L. Podsiadlo          Managing Director and Member, EMW
Ernest H. Pomerantz          Managing Director and Member, EMW
Brian S. Posner              Managing Director and Member, EMW
Arnold M. Reichman           Managing Director and Member, EMW
Roger Reinlieb               Managing Director and Member, EMW
John D. Santoleri            Managing Director and Member, EMW
Steven G. Schneider          Managing Director and Member, EMW
Donald C. Schutltheis        Managing Director and Member, EMW
Sheila N. Scott              Managing Director and Member, EMW
Harold Sharon                Managing Director and Member, EMW
Eugene J. Siembieda          Managing Director and Member, EMW
Barbara Tarmy                Managing Director and Member, EMW
James E. Thomas              Managing Director and Member, EMW
Donna M. Vandenbulcke        Managing Director and Member, EMW
John L. Vogelstein           Vice Chairman and Member, EMW
Elizabeth H. Weatherman      Managing Director and Member, EMW
Pincus & Co.*
NL & Co.**



* New York limited partnership; its primary activity is ownership interest in WP and EMW.

** New York limited partnership; its primary activity is ownership interest in WP.



                               Page 24 of 26 Pages

                                 MEMBERS OF EMW

                             Present Principal Occupation in Addition to
                             Position with EMW, and Positions with the
Name                         Reporting Entities
----                         -------------------------------------------
Joel Ackerman                Partner, WP
Alvaro J. Aguirre            Partner, WP
Harold Brown                 Partner, WP
W. Bowman Cutter             Partner, WP
Elizabeth B. Dater           Partner, WP
Cary J. Davis                Partner, WP
Stephen Distler              Partner, WP
P. Nicholas Edwards  (1)
Harold W. Ehrlich            Partner, WP
Kyle F. Frey                 Partner, WP
John L. Furth                Partner, WP
Stewart K.P. Gross           Partner, WP
Patrick T. Hackett           Partner, WP
Jeffrey A. Harris            Partner, WP
William H. Janeway           Partner, WP
Robert Janis                 Partner, WP
Douglas M. Karp              Partner, WP
Charles R. Kaye              Partner, WP
Richard H. King  (1)
Henry Kressel                Partner, WP
Rajiv B. Lall  (2)
Joseph P. Landy              Partner, WP
Sidney Lapidus               Partner, WP
Kewsong Lee                  Partner, WP
Reuben S. Leibowitz          Partner, WP
S. Joshua Lewis              Partner, WP
Scott T. Lewis               Partner, WP
David E. Libowitz            Partner, WP
Brady T. Lipp                Partner, WP
Stephen J. Lurito            Partner, WP
John W. MacIntosh  (3)
Lynn S. Martin               Partner, WP
Nancy Martin                 Partner, WP
Edward J. McKinley           Partner, WP
James McNaught-Davis  (1)
Rodman W. Moorhead III       Partner, WP
Maryanne Mullarkey           Partner, WP
Howard H. Newman             Partner, WP
Gary D. Nusbaum              Partner, WP


                               Page 25 of 26 Pages

Sharon B. Parente            Partner, WP
Dalip Pathak                 Partner, WP
Lionel I. Pincus             Managing Partner, WP; Chairman of the
                             Board and CEO, EMW; Managing Partner,
                             Pincus & Co.
Eugene L. Podsiadlo          Partner, WP
Ernest H. Pomerantz          Partner, WP
Brian S. Posner              Partner, WP
Arnold M. Reichman           Partner, WP
Roger Reinlieb               Partner, WP
John D. Santoleri            Partner, WP
Steven G. Schneider          Partner, WP
Donald C. Schultheis         Partner, WP
Sheila N. Scott              Partner, WP
Harold Sharon                Partner, WP
Dominic H. Shorthouse  (1)
Eugene J. Siembieda          Partner, WP
Chang Q. Sun  (4)
Barbara Tarmy                Partner, WP
James E. Thomas              Partner, WP
Donna M. Vandenbulcke        Partner, WP
John L. Vogelstein           Partner, WP
Elizabeth H. Weathermen      Partner, WP
Jeremy S. Young  (1)
Pincus & Co.*



(1) Citizen of United Kingdom

(2) Citizen of India

(3) Citizen of Canada

(4) Citizen of People's Republic of China

* New York limited partnership; its primary activity is ownership interest in WP and EMW.


                               Page 26 of 26 Pages